Mail Stop 3561

May 7, 2007

Cristopher Greer, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

Re: TransDigm Group Incorporated
File No. 333-142273
Form S-3 filed on April 20, 2007
Form 8-K filed on April 20, 2007

Dear Mr. Greer:

We have performed a limited review of the above referenced filings and have the following comment. We believe you should revise your filings in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

<u>Form S-3 filed on April 20, 2007</u>

<u>Audited Financial Statements of Aviation Technologies, Inc ("ATI"), page F-59</u>

1. Throughout the Form S-3, you disclose the February 7, 2007 acquisition of ATI for an aggregate purchase price of $430 million. In the Form S-3, we note you have filed two years of audited statements of income, stockholders' equity and comprehensive income, and cash flows for the fiscal years ended December 31, 2006 and 2005 for the acquired company ("ATI").

   However, using the most recently completed annual fiscal year ends of ATI (December 31, 2006) and the registrant (September 30, 2006) prior to the February 2007 date of

acquisition, the significant subsidiary (income) test results in a significance level of **60%** for this acquisition. In determining this 60% significance level, we compared the amount of income from continuing operations before income taxes of ATI ($24.8 million) to the registrant's ($41.4 million) for each of their most recently completed fiscal year ends. As the significance level of this acquisition exceeds 50%, you will be required to file three years of audited financial statements of the acquired business (ATI) prior to effectiveness of this registration statement. Reference is made to the guidance in both Rules 3-05 and 1-02(w) of Regulation S-X concerning financial statements of businesses acquired and the significant subsidiary test. Please amend the Form S-3 to include one additional year (i.e. fiscal year ended December 31, 2004) of audited statements of income, stockholders' equity and cash flows for ATI. In addition, please amend the Form 8-K date April 20, 2007 to incorporate the additional financial statements required for this business acquisition.

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As appropriate, please amend the registration statement in response to our comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comment on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant